EXHIBIT 99.1

VIZSLA SILVER REPORTS SEVERAL MULTI-KILO SILVER AND GOLD INTERCEPTS ALONG NAPOLEON VEIN SYSTEM

NYSE: VZLA  TSX-V: VZLA

VANCOUVER, BC, May 22, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 16 new drillholes targeting the Napoleon Vein, at its 100%-owned flagship Panuco silver-gold project ("Panuco") located in Mexico. The new drill results are centered on the western portion of the district and are part of Vizsla's ongoing +30,000 metre resource conversion and expansion drill program.

Highlights

•	NP-24-431 returned 2,561 grams per tonne (g/t) silver equivalent (AgEq) over 2.40 metres true width (mTW) (1,551 g/t silver, 14.08 g/t gold, 0.97% lead and 3.84% zinc), including:
•	4,121 g/t AgEq over 1.24 mTW (2,460 g/t silver, 23.20 g/t gold, 1.57% lead and 6.10% zinc), and
•	NAP-2023-004 returned 696 g/t AgEq over 6.50 mTW (328 g/t silver, 4.32 g/t gold, 0.79% lead and 2.11% zinc), including:
•	1,038 g/t AgEq over 3.65 mTW (505 g/t silver, 6.33 g/t gold, 2.89% lead and 0.10% zinc), and
•	NP-24-429 returned 4,533 g/t AgEq over 1.30 mTW (2,390 g/t silver, 28.10 g/t gold, 2.19% lead and 9.61 % zinc), and:
•	4,525 g/t AgEq over 0.80 mTW (2,508 g/t silver, 28.04 g/t gold, 1.78% lead and 6.82% zinc).
•	NP-24-435 returned 2,156 g/t AgEq over 1.40 mTW (1,429 g/t silver, 11.76 g/t gold, 0.32% lead and 0.68% zinc)

"Drilling at the Napoleon Vein and its high-grade splay structures continues to demonstrate excellent continuity," commented Michael Konnert, President and CEO. "New drilling along the central and southern portions of the Napoleon resource area has successfully expanded known zones of high-grade mineralization, proximal to potential development. Additionally, expansion drilling targeting the Hanging Wall 4 structure and the recently discovered El Molino Vein, returned significant gold and silver values outboard of the current resource boundary. We are very pleased with how Luisa, Napoleon and Copala are responding to tighter spaced drilling. This supports increased potential for resource conversion as we de-risk the project ahead of the preliminary economic assessment planned for early Q3."

Figure 1: Plan map of recent drilling in central and southern Napoleon vein. Geotechnical drillholes have the “NAP” prefix. (CNW Group/Vizsla Silver Corp.)

Details of the Napoleon Southern Extent

Infill and step-out (expansionary) drilling completed to date has led to an improved understanding of the mineralization controls along the Napoleon vein corridor. Observations based on metal zonation and alteration continue to support the interpretation that the corridor is tilted, where the southern extent of drilling is at the top of the mineralized horizon, near surface (Figure 5). Ongoing analysis of core samples and 3D modelling of alteration minerals will further enhance our understanding of controls on mineralization and vectors.

Previously reported high-grade gold assay values near surface support the model (see press releases dated December 16, 2021, and March 29, 2022). Infill drilling assay results disclosed in this news release, show additional high-grade silver and gold values particularly in the shallow dipping Hanging Wall 4 (HW4) vein. The HW4 vein dips to the east at shallow angle (35° to 55°) and is situated into the hanging wall of main Napoleon vein (the vein splits off from Napoleon main vein) and it remains open to the east particularly in its southern extent where the vein shows higher silver and gold grades. The vein is typically narrow (1.00 metre in average) but at some locations it develops cymoid loops with more than one vein intercept as can be seen in holes NP-24-429 and NP-24-436 (Table 1). High-grade results from previously reported holes and results included herein warrant follow up expansion drilling at depth to the east along HW4 (Figures 3 and 4). Vizsla continues working on alteration and structural 3D modelling and interpretations to design specific drillholes for future exploration of the vein splays including the recently discovered northeast trending El Molino Vein, which is located in the southwest portion of the Panuco district between the Napoleon and Copala resource areas. Discovery of El Molino occurred approximately 250 metres west of the Copala and Tajitos veins but new interpretations and drilling confirmed that the vein extends southwest and intersects with Napoleon.

Figure 2: Longitudinal section of the Napoleon Main Vein with Mineral Resources along main Napoleon and the overlapping hanging wall splays. The section is inclined along the dip of the structure. (CNW Group/Vizsla Silver Corp.)

Figure 3: Longitudinal section of the Hanging Wall 4 (HW 4) Vein splay with Mineral Resources along main Napoleon and the overlapping hanging wall splays. The section is inclined along the dip of the structure. (CNW Group/Vizsla Silver Corp.)

Figure 4: Cross section showing drillhole intercepts on Napoleon HW4 and Molino veins. (CNW Group/Vizsla Silver Corp.)

Figure 5: Napoleon Vein Corridor Exploration Model Longitudinal Section with pierce points on Napoleon main. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-23-396	257.00	258.20	1.20	0.85	220	2.39	0.68	6.59	624	HW4
Includes	257.00	257.60	0.60	0.42	304	3.07	1.04	5.42	717
NP-23-396	No significant values									Napoleon
NAP-2023-001	197.25	199.00	1.75	1.50	183	1.68	0.04	0.04	286	HW7
NAP-2023-001	388.97	389.8	0.83	0.80	149	0.76	0.10	0.16	198	HW2
NAP-2023-001	No significant values									Napoleon
NAP-2023-001	462.67	463.46	0.79	0.60	213	3.38	0.31	1.23	480	FW2
NAP-2023-001	496.63	498.58	1.95	1.95	544	4.73	0.51	3.00	949	FW3
NAP-2023-002	210.40	211.40	1.00	0.91	338	1.63	2.03	1.79	549	HW4
NAP-2023-002	No significant values									Napoleon
NAP-2023-002	314.60	315.00	0.40	0.30	78	0.64	0.09	7.49	390	FW1
NAP-2023-003	No significant values									HW4
NAP-2023-003	145.32	146.72	1.40	0.80	943	16.57	0.78	2.73	2,118	HW3
Includes	145.32	145.90	0.58	0.33	785	24.10	1.30	5.27	2,586
NAP-2023-003	155.78	157.25	1.47	1.00	55	2.74	0.20	2.07	317	Napoleon Splay
NAP-2023-003	166.88	167.90	1.02	0.65	619	4.98	0.32	2.49	1,012	Napoleon
NAP-2023-004	18.00	18.50	0.50	0.40	939	6.26	0.46	1.91	1,503	HW4
NAP-2023-004	108.45	119.35	10.90	6.50	328	4.32	0.79	2.11	696	Napoleon
Includes	109.12	115.25	6.13	3.65	505	6.33	2.89	0.10	1,038
NAP-2023-005	317.30	319.00	1.70	1.10	58	3.37	0.56	3.38	420	Napoleon
NAP-2023-006	No significant values									Napoleon
NP-23-400	601.40	604.55	3.15	2.00	33	1.31	0.61	2.78	239	Napoleon
NP-23-402	No significant values									Napoleon
NP-24-429	257.10	259.70	2.60	1.55	105	0.46	0.15	0.30	145	El Molino
NP-24-429	433.75	435.10	1.35	1.30	2,390	28.10	2.19	9.61	4,533	HW4
NP-24-429	437.65	438.45	0.80	0.75	144	1.06	0.13	0.20	217	HW4
NP-24-429	470.60	471.55	0.95	0.80	2,508	28.04	1.78	6.82	4,525	HW1
Includes	470.60	471.10	0.50	0.42	2,380	35.10	2.00	8.76	4,959	HW1
NP-24-429	No significant values									Napoleon
NP-23-431	265.60	266.90	1.30	0.73	362	0.44	0.34	0.78	405	El Molino
NP-24-431	428.55	431.15	2.60	2.40	1,551	14.08	0.97	3.84	2,561	HW4
Includes	428.55	429.90	1.35	1.24	2,460	23.20	1.57	6.10	4,121	HW4
NP-23-431	478.50	480.40	1.90	0.75	62	1.18	0.12	0.66	165	HW2
NP-24-431	491.60	492.70	1.10	0.70	132	1.10	0.29	0.86	236	HW1
NP-24-431	No significant values									Napoleon
NP-24-432	236.85	238.95	2.10	1.85	63	0.33	1.18	4.14	265	HW4
NP-24-432	302.00	303.40	1.40	0.60	1,420	6.06	0.50	0.72	1,770	HW2 Splay
NP-24-432	316.75	322.60	5.85	1.80	52	1.85	0.43	1.35	235	HW2
NP-24-432	338.70	345.35	6.65	2.45	36	1.27	0.46	3.22	250	HW1
NP-24-432	No significant values									Napoleon
NP-24-435	244.00	245.60	1.60	1.40	1,429	11.76	0.32	0.68	2,156	HW4
NP-24-435	378.15	378.90	0.75	0.40	53	0.13	0.26	7.29	330	Napoleon
NP-24-436	312.00	313.00	1.00	0.90	1,115	12.30	0.71	1.55	1,944	HW4
NP-24-436	315.35	315.80	0.45	0.40	79	0.74	0.61	1.08	180	HW4
NP-24-436	317.70	319.40	1.70	1.53	310	1.71	0.69	3.93	567	HW4
Includes	317.70	318.50	0.80	0.72	577	3.05	0.83	1.68	828
NP-24-436	525.35	526.35	1.00	0.60	64	1.16	0.10	3.13	255	HW2
NP-24-436	534.80	535.80	1.00	0.55	4	2.31	0.01	1.48	214	HW2 Splay
NP-24-436	No significant values									Napoleon
NP-24-439	222.50	230.30	7.80	6.40	277	1.65	0.21	0.47	392	HW4
NP-24-439	No significant values									Napoleon
NP-24-441	220.50	224.25	3.75	3.70	238	3.78	0.50	1.89	560	HW4
NP-24-441	395.80	396.65	0.85	0.65	36	0.35	0.26	3.99	210	HW3
NP-24-441	397.50	398.05	0.55	0.42	44	1.04	0.05	2.71	211	HW3
NP-24-441	400.00	400.90	0.90	0.69	15	0.04	0.26	7.69	304	HW3
NP-24-441	439.50	440.70	1.20	0.49	92	0.75	0.21	0.95	177	Napoleon

Table 1: Downhole drill intersections from the holes completed along the Napoleon main and vein splays. Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-23-396	403,683	2,586,973	480	251	-60	684
NAP-2023-001	403,800	2,586,264	429	235	-54	642
NAP-2023-002	403,484	2,586,918	425	270	-55	310
NAP-2023-003	403,425	2,587,147	464	290	-55	310.7
NAP-2023-004	403,174	2,587,337	533	55	-55	351
NAP-2023-005	403,174	2,587,337	533	55	-55	351
NAP-2023-006	403,499	2,587,577	486	270	-45	291
NP-23-400	403,768	2,587,025	492	260	-48	633
NP-23-402	403,580	2,587,072	442	251	-62	498
NP-24-429	403,846	2,586,464	495	270	-47	624
NP-24-431	403,846	2,586,464	495	270	-50	624
NP-24-432	403,651	2,586,539	426	270	-64	426
NP-24-435	403,694	2,586,597	436	270	-61	444
NP-24-436	403,840	2,586,649	458	272	-48	584.2
NP-24-439	403,740	2,586,702	451	270	-49	504
NP-24-441	403,740	2,586,702	451	270	-52	555
Table 2: Napoleon vein drillhole details. Coordinates in WGS84, Zone 13. Holes with the prefix "NAP" were drilled for geotechnical studies.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 368,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +30,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade and expand the maiden resource.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla' management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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CNW 07:00e 22-MAY-24